                        DiVall Income Properties 3, L.P.

                                 QUARTERLY NEWS
================================================================================
A publication of The Provo Group, Inc.                SECOND QUARTER 2002



                                                             July 25, 2002

Dear Limited Partner:

We closed on three of the four properties in your Partnership on June 30, 2002. We are distributing approximately 80% of the proceeds, while we continue to pursue the sale of the last property.

Our preference, as repeatedly stated over the last several years, was to sell all of the properties in one portfolio transaction. This strategy was not bringing us closer to liquidation, so we proposed sales to different, but simultaneous purchasers. We almost accomplished our objective, but the Colorado Springs purchaser was not able to close. We had a dilemma ... wait to close the other three properties until we found a buyer for the fourth and risk losing our buyer for the three properties ... or ... close the three (including one vacant) and work diligently to find a buyer for the remaining property. We chose to close the three properties and distribute a significant portion of the proceeds.

Buyers for the fourth property are scarce. We have now instructed our broker to also market the property for lease. Why? Two reasons. First, with a good lease, we can expand interested purchasers to investors and secondly, we didn't want the potential buyers to feel they had the upper hand because we desperately had to sell the property before year-end. We can't get a fair value for you being perceived as desperate.

We wanted to liquidate this Partnership in 2002, but it now appears unlikely. We hate to see the administrative costs continue, but that's the reality. What we will do is reduce our minimum management fee by 75% (3 properties sold out of four) until a sale closes on the fourth property and the budgeted wind-up period commences. We hope by turning our meter down significantly, that we will eliminate some of the cash flow pressures that might make value maximization difficult. Thank you again for your support and patience.

Sincerely,

Bruce A. Provo

PAGE 2                             DIVALL 3                               1 Q 02

                             DISTRIBUTION HIGHLIGHTS

$2,140,000 total amount distributed for the Second Quarter 2002.

$125 per unit for the Second Quarter. This amount is return of capital.

$843.00 to $684.00 range of distributions per unit from the first unit sold to the last unit sold before the offering closed (April 1992), respectively. [NOTE:
Distributions are from both cash flow from operations and "net" cash activity from financing and investing activities.]

QUESTIONS & ANSWERS

What was the final vote?
We are still tabulating votes and will continue to do so until the August 30th extension. However, through July 11, 2002 the count was at 73.01% FOR a sale and less than 1% AGAINST.

What is the status of the Colorado Springs property?
We are diligently pursuing a sale of this property in the most time efficient manner. We are offering incentives for a quick close. We are advertising locally and nationally. We have cleaned up the property, done landscaping and enhanced are "For Sale" signage. We sent one of our employees to Colorado to meet with the broker and work out some selling strategies. At this time, we do not have any purchase proposals.

When will I receive my next distribution?
As there is only one property left, there will not be enough revenue collected to make a distribution in November. The next distribution will be the final distribution. This will occur only after the Colorado Springs property is sold.

Will I receive a newsletter in November as usual? Yes, it will be mailed on November 15, 2002.

TO CONTACT US:

MAIL:             Investor Relations, 101 W. 11th Street, Suite 1110
                  Kansas City, MO  64105

PHONE:            800-547-7686 OR (816) 421-7444

FAX:              (816) 221.2130

E-MAIL:           mevans@theprovogroup.com

Three Down One to Go!

A SUCCESSFUL SALE of the Applebee's and both Hardee's properties closed on June 30, 2002. The total purchase price was $2,750,000, less broker's commissions and other associated closing costs is an estimated $147/per unit. We have enclosed distributions of $125/per unit. We are holding the remaining portion to cover costs of selling the property in Colorado Springs which is vacant. Once this property is sold, we will distribute all the remaining proceeds from this sale plus any proceeds from the sale of Colorado Springs.

There will be costs associated with the wind-up of the Partnership. These costs include the preparation and mailing of the final K-1, the preparation and mailing of the final annual report, the cost of reissuing all outstanding checks, tax fees, and the cost of wind-up insurance. If we sell the Colorado Springs property at the asking price of $725,000, we would estimate your final check to be approximately $76 per unit which breaks down as follows:

      Proceeds Held from 6/30/02 sale . . . . . . . . . . . . . . . . $22/unit
      Proceeds from Colorado Springs sale . . . . . . . . . . . . . .  42/unit
      LESS: Closing Costs & Commission    . . . . . . . . . . . . . . (3)/unit
      Indemnification Trust and current cash . . . . . . . . . . . . . 27/unit
      LESS:  Wind-up Fees . . . . . . . . . . . . . . . . . . .  . . (12)/unit
                                                                     ---------
                  TOTAL                                               $76/unit

Many variables could affect this estimation. The sale price of Colorado Springs might be negotiated to a lower amount and wind-up fees could be higher or lower than we anticipate. However, we wanted to give you some idea of what you could expect to receive.

What happens if Colorado Springs doesn't sell this year? We are doing everything in our power to sell this property in the quickest most efficient manner. We are offering incentives for a quick close, we are advertising locally and nationally. We have cleaned up the property, done landscaping and put up large signs. We sent one of our employees to Colorado to meet with the broker and work out some selling strategies. IF, despite our best efforts we do not close on a sale until 2003, we would still move forward as indicated above. However, as there would be income distributed and activity in 2003, so we would have to distribute an annual report and Schedule K-1s for that year. Therefore, the distributions would be slightly lower as we would have to hold back funds to cover these costs.

                     Your CONSENT Required for PENDING SALE

Management has been successful in finding a purchaser for all of the remaining properties. However, in order to move forward with the liquidation, we must receive the consent of 51% of the limited partners. Failure to return a Consent Card will constitute a vote AGAINST the proposed sale. Therefore, if you are in favor of the liquidation of the Partnership at the contemplated sales values, please return your consent card on or before June 15, 2002. We have provided a brief overview of the liquidation of the Partnership below. We do encourage you to please read the enclosed consent statement.

The Partnership has contracted to sell the vacant Denny's in Colorado Springs, CO for a purchase price of $775,000. We feel this sale would be in the best interest of the limited partners. Closing is contractually scheduled for May 15, 2002.

We have contracted to sell the remaining three properties to Milwaukee Street Partners, LLC for a purchase price of $2,755,000. The sale is contingent on the sale of the Colorado Springs property as we could not maintain this Partnership with one remaining property. The sale is also contingent upon receiving the consent from the limited partners. Closing is contractually scheduled for July 15, 2002.

The combined total of the two sale transactions would be $3,530,000. There will be expenses associated with the liquidation of the Partnership. These expenses will include legal fees, commissions to outside brokers, the disposition fee, and the expense for wind-up insurance. There will also be expenses for the final audit, tax fees, and costs associated with the final mailings of the distributions and Schedule K-1s. Therefore, you can expect the final distribution per unit to be between $190 and $210 per unit. Please note, this is our current best estimate.

                         DIVALL INCOME PROPERTIES 3 L.P.
                   STATEMENTS OF INCOME AND CASH FLOW CHANGES
                 FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2002

                                                                 PROJECTED       ACTUAL      VARIANCE
                                                                ---------------------------------------
                                                                   2ND            2ND
                                                                 QUARTER        QUARTER       BETTER
                                                                 06/30/02       06/30/02      (WORSE)
                                                                ---------------------------------------
   OPERATING REVENUES
     Rental income                                                   $51,875      $56,238       $4,363
     Interest income                                                   5,400        2,133       (3,267)
     Gain on Sale of Property                                              0      716,958      716,958
     Other income                                                          0          304          304
                                                                ---------------------------------------
   TOTAL OPERATING REVENUES                                          $57,275     $775,634     $718,359
                                                                ---------------------------------------
   OPERATING EXPENSES
     Insurance                                                        $1,224       $1,225          ($1)
     Management fees                                                  17,757       17,884         (127)
     Overhead allowance                                                1,434        1,549         (115)
     Advisory Board                                                    1,314        1,313            1
     Administrative                                                    9,018        9,638         (620)
     Professional services                                             7,270        6,785          485
     Auditing                                                         10,750       10,150          600
     Legal                                                             2,250       11,881       (9,631)
     Real Estate taxes                                                     0       12,062      (12,062)
     Defaulted tenants                                                   600        1,100         (500)
                                                                ---------------------------------------
   TOTAL OPERATING EXPENSES                                          $51,617      $73,586     ($21,969)
                                                                ---------------------------------------
   INVESTIGATION AND RESTORATION EXPENSES                                 $0          $11         ($11)
                                                                ---------------------------------------
   NON-OPERATING EXPENSES
     Depreciation                                                    $14,647      $14,647          ($0)
     Amortization                                                        264        8,101       (7,837)
     Commissions on sale of properties                                     0      164,650     (164,650)
     Loss on disposition of properties                                     0      240,838     (240,838)
                                                                --------------------------
   TOTAL NON-OPERATING EXPENSES                                      $14,911     $428,236    ($413,325)
                                                                ---------------------------------------
   TOTAL EXPENSES                                                    $66,528     $501,832    ($435,304)
                                                                ---------------------------------------
   NET (LOSS) INCOME                                                 ($9,253)    $273,802     $283,055

   OPERATING CASH RECONCILIATION:                                                            VARIANCE
                                                                                          -------------
     Depreciation and amortization                                    14,911       22,748        7,837
     Recovery of amounts previously written off                            0         (268)        (268)
     Gain on sale of property                                              0     (716,958)    (716,958)
     Loss on disposition of property                                       0      240,838      240,838
     (Increase) Decrease in current assets                            13,359       10,734       (2,625)
     Increase (Decrease) in current liabilities                      (14,479)     (20,065)      (5,586)
     (Increase) Decrease in cash reserved for payables                14,516       39,407       24,891
     Advance from/(to) future cash flows for future
       distributions                                                   1,900     (405,100)    (407,000)
                                                                ---------------------------------------
   Net Cash Provided From (Used in) Operating Activities             $20,954    ($554,863)   ($575,817)
                                                                ---------------------------------------
 CASH FLOWS (USED IN) FROM INVESTING
     AND FINANCING ACTIVITIES
     Investment in Indemnification Trust (interest earnings)          (4,500)      (1,598)       2,902
     Return of tenant security deposit                                     0       (8,425)      (8,425)
     Recovery of amounts previously written off                                       268          268
     Net sale proceeds from sale of properties                             0    2,705,978    2,705,978
                                                                ---------------------------------------
   Net Cash Provided (used in) from Investing And Financing
      Activities                                                     ($4,500)  $2,696,224   $2,700,724
                                                                ---------------------------------------
    Total Cash Flow For Quarter                                      $16,454   $2,141,360   $2,124,906

    Cash Balance Beginning of Period                                 241,116      233,248       (7,868)
    Less 1st quarter distributions paid 5/02                         (15,000)           0       15,000
    Change in cash reserved for payables or distributions            (16,416)     365,693      382,109
                                                                ---------------------------------------
    Cash Balance End of Period                                      $226,154   $2,740,301   $2,514,147

    Cash reserved for 2nd quarter L.P. distributions                 (15,000)  (2,140,000)  (2,125,000)
    Cash advanced (reserved for) future distributions                (55,000)    (445,000)    (390,000)
    Cash reserved for payment of payables                            (24,193)     (23,238)         955
                                                                ---------------------------------------
    Unrestricted Cash Balance End of Period                         $131,961     $132,063         $102
                                                                =======================================

                                                                   PROJECTED      ACTUAL      VARIANCE
                                                                ---------------------------------------
 *  Quarterly Distribution                                           $15,000   $2,140,000   $2,125,000
    Mailing Date                                                    08/15/02   (enclosed)       -

 * Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR
DISCUSSION PURPOSES
                 DIVALL INCOME PROPERTIES 3 LIMITED PARTNERSHIP
                              2002 PROPERTY SUMMARY
                              AND RELATED RECEIPTS
               PORTFOLIO              (Note 1)

                                        REAL ESTATE                     EQUIPMENT                         TOTALS
                                ---------------------------------------------------------------------------------------------
                                                            LEASE               ANNUAL
                                          RENT      %     EXPIRATION            LEASE       %             RECEIPTS      %
CONCEPT       LOCATION          COST     CHARGED  YIELD     DATE       COST     RECEIPTS  RETURN   COST   COLLECTED  RETURN
-----------------------------------------------------------------------------------------------------------------------------
APPLEBEE'S(4) PITTSBURGH, PA        0     57,053  6.40%                   0                 0.00%       0     57,053    4.60%
                                                                          0                 0.00%
VACANT(3)     CO SPRINGS, CO  580,183          0  0.00%                   0          0      0.00%       0          0    0.00%

HARDEE'S(4)   ST. FRANCIS, WI       0     45,233  3.79%                   0          0      0.00%       0     45,233    2.74%
                                                                          0          0      0.00%
VACANT(2(4)   OAK CREEK, WI         0          0  0.00%             482,078          0      0.00% 587,566          0    0.00%
                                                                    105,488          0      0.00%
-----------------------------------------------------------------------------------------------------------------------------
PORTFOLIO TOTALS              580,183    102,286  2.42%             587,566          0      0.00% 587,566    102,286    1.70%

Note 1: This property summary includes only property and equipment held by the Partnership during 2002.
     2: The lease with Hardee's Food Systems was terminated as of April 30,
        2001.
     3: The lease with Denny's- Colorado Springs was terminated in the Fourth
        Quarter of 2001 due to bankruptcy proceedings. The contract to sale the vacant property in May 2002 at a purchase price of $775,000 was not consummated and the contract was terminated. Management has remarketed the property for sale by December 31, 2002.
     4: Managment sold these three (3) properties in late June 2002 at an aggregate purchase price of $2,755,000, following the majority consent of the Limited Partners.